EXHIBIT B

INDEMNIFICATION ESCROW AGREEMENT

          This INDEMNIFICATION ESCROW AGREEMENT (this “Agreement”), dated as of October 4, 2004, is made and entered into by and among Encore Medical Corporation, a Delaware corporation (the “Acquiror”), MPI HOLDINGS, LLC, a Delaware limited liability company (“MPI”), solely in its capacity as the initial Holder Representative (MPI and any of its successors in such capacity being sometimes referred to herein in such capacity as the “Holder Representative”) and JPMorgan Chase Bank, a New York corporation (the “Escrow Agent”).

W I T N E S S E T H :

          WHEREAS, the Acquiror, Empi, Inc. a Minnesota corporation (the “Company”), Encore Medical Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquiror (“Merger Sub”), MPI, solely in its capacity as the initial Holder Representative, and the Company Principal Shareholders have entered into that certain Agreement and Plan of Merger, dated as of August 8, 2004 and attached hereto as Exhibit A (the “Merger Agreement”; capitalized terms used herein and not otherwise defined having the meanings assigned to them in the Merger Agreement), which provides for, among other things, the merger of Merger Sub with and into the Company, with the Company being the surviving corporation;

          WHEREAS, pursuant to the terms of the Merger Agreement, the Stock Portion of the Merger Consideration shall be delivered by the Acquiror to the Escrow Agent to be held in escrow (i) as security for the indemnification obligations in favor of Acquiror under Article XIII of the Merger Agreement and (ii) as a security for any amount payable to the Acquiror pursuant to Section 1.5(d) of the Merger Agreement to the extent provided in Section 1.5(d) of the Merger Agreement; and

          WHEREAS, Acquiror and the Holder Representative desire that the Escrow Agent hold and dispose of such escrowed property, and the Escrow Agent is willing to do so, on the terms and conditions hereinafter set forth;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

          1. Appointment of Escrow Agent. By its signature below, Escrow Agent acknowledges receipt of the Escrow Shares (as defined below). The Escrow Agent is hereby constituted and appointed the escrow agent hereunder.

          2. Escrow Property. Simultaneously with the execution of this Agreement, Acquiror shall deliver to and deposit with the Escrow Agent, in accordance with the Merger Agreement, a stock certificate in the name of the Escrow Agent (or its nominee) representing eight million (8,000,000) shares of Acquiror Common Stock (the

“Escrow Shares”). The Escrow Agent agrees to hold in escrow, in accordance with this Agreement, the Escrow Shares together with any dividends or other distributions (other than cash dividends or distributions) made on the Escrow Shares and such cash, stock or other property into which Escrow Shares may be changed pursuant to any merger consideration or similar transaction involving the Acquiror and any substitutions of cash for such Escrow Shares pursuant to Section 6 of this Agreement, in each case with the benefit of any earnings thereon (collectively, the “Escrow Property”). The Escrow Agent hereby agrees to take appropriate measures to safeguard the certificates(s) evidencing Escrow Shares in accordance with customary custodial practices and to retain the other Escrow Property in an account.

          3. Investment of Cash. During the term of this Agreement, any Escrow Property received in the form of cash shall be invested and reinvested by the Escrow Agent in one of the following investments as per the joint instruction of Acquiror and the Holder Representative:

•	JPMorgan Chase Bank Money Market Account;

•	A trust account with JPMorgan Chase Bank;

•	A money market mutual fund, including without limitation the JPMorgan Fund or any other mutual fund for which the Escrow Agent or any affiliate of the Escrow Agent serves as investment manager, administrator, shareholder servicing agent and/or custodian or subcustodian, notwithstanding that (i) the Escrow Agent or an affiliate of the Escrow Agent receives fees from such funds for services rendered, (ii) the Escrow Agent charges and collects fees for services rendered pursuant to this Escrow Agreement, which fees are separate from the fees received from such funds, and (iii) services performed for such funds and pursuant to this Escrow Agreement may at times duplicate those provided to such funds by the Escrow Agent or its affiliates.

In the absence of investment instructions, the Escrow Property shall be invested in a JPMorgan Chase Bank Money Market Account. The Escrow Agent shall have no liability for any loss sustained as a result of any investment in an investment indicated herein. Subject to Section 8(b), 60% of all interest earned and other income earned on the Escrow Property shall become part of the Escrow Property. The Escrow Agent shall distribute 40% of all interest earned and other income earned on the Escrow Property (excluding amounts to be distributed pursuant to Section 8(b)) to the holders of the Common Shares and Options pro rata at their respective mailing addresses and in accordance with their Applicable Percentages, both as set forth on Exhibit B. Such distribution shall be made by December 31st of each year.

          4. Transfer of Escrow Shares Following Determination Date. Immediately following the date on which the Holder Representative finally determines and delivers to Acquiror its calculation of the Closing Date Net Working Capital, the Closing Date Funded Debt and the Closing Date Cash and Cash Equivalents (the “Determination Date”), the Acquiror and the Holder Representative shall deliver to the Escrow Agent (if required by Section 1.5(d) of the Merger Agreement) joint written instructions setting forth how the Escrow Shares (if any) are to be delivered to the Acquiror, which instructions shall be based on the terms set forth in Section 1.5 of the Merger Agreement. As promptly as practicable following receipt of such joint written instruction, the Escrow Agent shall deliver to the Acquiror the number of Escrow Shares (if any) as specified in such joint written instruction by delivering the stock certificate representing the Escrow Shares to the Acquiror’s stock transfer agent in exchange for a stock certificate in the name of the Escrow Agent (or its nominee) representing the number of remaining Escrow Shares to be retained as Escrow Property as set forth in the joint written instructions delivered to the Escrow Agent.

          5. Payment of Damages.

          (a) The Escrow Property shall be available to pay, in accordance with the procedures set forth herein, any Damages for which a Purchaser Indemnitee is entitled to indemnification pursuant to Article XIII of the Merger Agreement (subject to the limitations therein); provided, however, that any claims by a Purchaser Indemnitee for indemnification under Article XIII of the Merger Agreement must be made before the Distribution Date (as defined herein).

          (b) If a Purchaser Indemnitee determines in good faith that it is entitled to indemnification for Damages pursuant to Section 13.2 of the Merger Agreement, the Acquiror may deliver to the Escrow Agent and the Holder Representative a written request for the payment of such Damages amount (a “Payment Request”), which Payment Request shall identify in reasonable detail the facts and circumstances with respect to the subject matter of such Damages claim and the section of the Merger Agreement for which indemnification is sought and the amount and method of computing the amount of Damages. Any Third Party Action shall be identified as such in the Payment Request. Within thirty (30) days after the Holder Representative receives a Payment Request, the Holder Representative shall deliver to the Escrow Agent and the Acquiror a written notice (a “Response Notice”) stating whether the Holder Representative objects to the Payment of all or any portion of the Damages amount set forth in the Payment Request and advising of the allocation of shares and/or cash to be delivered. In the event the Holder Representative does not deliver a Response Notice within 30 days after its receipt of a Payment Request, it will be deemed not to have objected to any portion of the Damages amount set forth in the Payment Request and the Escrow Agent shall pay such Damages amount to Acquiror in accordance with Section 5(c) below. The Escrow Agent will be prohibited from paying any Damages amount in dispute as set forth in the Response Notice, unless (i) the Holder Representative delivers a written notice (an “Amended Response Notice”) to the Escrow Agent stating that the Holder Representative has withdrawn its objection with respect to all or any part of the objections set forth in the Response Notice or (ii) Acquiror delivers to the Escrow Agent and the Holder Representative a copy of a final, non-appealable order of a court of competent jurisdiction (a “Final Order”) determining that Acquiror is entitled to payment of such Damages amount under the Merger Agreement and directing the Escrow Agent to disburse an amount set forth in such order (provided that the Escrow Agent shall be entitled to receive from the claiming party, with a copy to the non-claiming party, a letter, on which the Escrow Agent may conclusively rely, to the effect that the order of the court is final and binding, unless the non-claiming party provides written notice to the Escrow Agent and the claiming party that the order of the Court is not final and binding within 15 days of receipt of the Final Order by the Escrow Agent and the non-claiming party). In the event there is a dispute between Acquiror and the Holder Representative as to whether an order from a court is a Final Order, the Escrow Agent shall have the right to interplead all interested parties in accordance with Section 11(a). Upon receipt of an Amended Response Notice from the Holder Representative or a Final Order, as applicable, the Escrow Agent shall thereafter act in accordance with Section 5(c) below.

          (c) If the Escrow Agent has received a Response Notice (or fails to receive a Response Notice as specified above), an Amended Response Notice or a Final Order, and if such Response Notice (or Payment Request in the event Escrow Agent has not received a Response Notice as specified above), Amended Response Notice or Final Order indicates that a Purchaser Indemnitee is entitled to payment in respect of all or any portion of a Damages amount set forth in a Payment Request, then the Escrow Agent shall release Escrow Property and deliver to the Purchaser Indemnitee a number of Escrow Shares or cash held in escrow in an amount equal to the amount due to the Purchaser Indemnitee as indicated in such Response Notice (or Payment Request in the event Escrow Agent has not received a Response Notice as specified above), Amended Response Notice or Final Order (the “Payment Amount”) (it being understood and agreed that the Holder Representative shall designate in writing the mix of Escrow Shares and/or cash to be released by the Escrow Agent in respect of such Payment Amount (a “Payment Instruction Notice”). If such Response Notice, Amended Response Notice or Final Order indicates that the Purchaser Indemnitee is not entitled to all or any portion of the Damages amount set forth in the Payment Request, then the Escrow Agent shall hold the amount of Escrow Shares and/or cash to which the Purchaser Indemnitee is determined not to be entitled in accordance with the terms of this Agreement until such amounts are distributed (i) to the holders of Common Shares and Options pursuant to Section 7 below, (ii) to any Purchaser Indemnitee in respect of another Payment Request pursuant to this Section 5 or (iii) as specified in joint written instructions from the Holder Representative and the Acquiror. For purposes hereof, in the event a Purchaser Indemnitee is to receive Escrow Shares in respect of any Payment Amount or any portion thereof, such Purchaser Indemnitee shall be entitled to receive a number of Escrow Shares equal to (x) such Payment Amount or portion thereof, divided by (y) the average closing price for one share of Escrow Shares for the ten (10) Business Day period ending on the Business Day immediately preceding the date on which such shares are released by the Escrow Agent. The Response Notice (or Payment Request in the event the Escrow Agent has not received a Response Notice as specified above), Amended Response Notice or Final Order shall specify the amount of shares and/or cash to which the Purchaser Indemnitee is entitled (it being understood that the Escrow Agent will not be responsible for the calculations associated therewith). In the event any Escrow Shares are to be delivered to the Acquiror pursuant to this Section 5, the Escrow Agent shall deliver to the Acquiror such number of Escrow Shares (if any) as specified in the Response Notice (or Payment Request in the event the Escrow Agent has not received a Response Notice as specified above), Amended Response Notice or Final Order by delivering the stock certificate representing the Escrow Shares then held by the Escrow Agent as Escrow Property to Acquiror’s stock transfer agent in exchange for a stock certificate in the name of the Escrow Agent (or its nominee) representing the number of remaining Escrow Shares to be retained as Escrow Property as set forth in such Response Notice (or Payment Request in the event the Escrow Agent has not received a Response Notice as specified above), Amended Response Notice or Final Order delivered to the Escrow Agent.

          6. Substitution of Escrow Property. At any time, the Holder Representative shall have the right to replace Escrow Shares with cash by providing a written notice to the Escrow Agent and the Acquiror setting forth the number of Escrow Shares to be so replaced (a “Replacement Notice”). As promptly as practicable after delivery of a Replacement Notice, the Escrow Agent shall deliver to the Holder Representative (or its designee), the number of Escrow Shares specified in the Replacement Notice in exchange for the delivery by the Holder Representative (or its designee) of cash in an amount equal to the product of (x) the number of such Escrow Shares to be replaced and (y) 4.704 (the “Closing Stock Price”); provided, however, that the Closing Stock Price shall be proportionately reduced or increased, as applicable, to account for any stock split, subdivision, stock dividend, recapitalization, merger, combination or similar transaction (a “Capital Stock Event”) in respect of the Escrow Shares occurring after the date hereof. The Escrow Agent shall effect the delivery of Escrow Shares pursuant to this Section 6 by delivering the stock certificate representing the Escrow Shares then held by the Escrow Agent as Escrow Property to Acquiror’s stock transfer agent in exchange for: (i) stock certificates for and in the name of the persons designated by the Holder Representative in writing representing the number of Escrow Shares as specified in the Replacement Notice; and (ii) a stock certificate in the name of the Escrow Agent (or its nominee) representing the number of remaining Escrow Shares to be retained as Escrow Property as set forth in such Replacement Notice. The Acquiror agrees to (i) provide the Holder Representative written notice of any Capital Stock Event setting forth in reasonable detail the terms and conditions thereof and (ii) to cause its stock transfer agent to deliver as promptly as practicable a stock certificate in the name of the Escrow Agent (or its nominee) representing such new number of shares or other securities in which the Escrow Shares then held as Escrow Property shall have been converted into, or shall otherwise reflect to account for dividends or distributions, pursuant to the Capital Stock Event in exchange for the delivery by the Escrow Agent of the stock certificate representing the Escrow Shares held by the Escrow Agent as Escrow Property immediately prior to the Capital Stock Event. The parties hereto further agree to provide such reasonable cooperation and take such actions as may be reasonably requested by the other parties in connection with a sale or registration of Escrow Shares made in conjunction with the replacement of Escrow Shares with cash pursuant to this Section 6.

          7. Distribution of Escrow Property.

          (a) Promptly after the first anniversary of the date of this Agreement (the “Distribution Date”), the Escrow Agent shall distribute the Escrow Property, in accordance with the written instructions of the Holder Representative, to the holders of the Common Shares and Options listed in Exhibit B at their respective mailing addresses pro rata in accordance with their Applicable Percentages as set forth on Exhibit B; provided, however, that in the event that (i) prior to the Distribution Date, Acquiror delivers a Payment Request seeking indemnification for Damages pursuant to Section 13.2 of the Merger Agreement (a “Pending Claim”) and such claim is unresolved as of the Distribution Date, the Escrow Agent shall not distribute and will continue to hold pursuant hereto Escrow Property having a value equal to the Damages payment sought with respect to such Pending Claim that is unresolved (the “Reserved Property”) (it being understood and agreed that the Holder Representative shall, in such event, have the right to designate the mix of Escrow Shares and/or cash to be released pursuant to this Section 7). For purposes of calculating the Reserved Property, each Escrow Share shall be valued at the average closing price for one share of Acquiror Common Stock for the ten (10) Business Day period ending on the Business Day immediately preceding the Distribution Date. The Reserved Property shall remain in escrow following the Distribution Date pending resolution of the applicable Pending Claims and, upon resolution of the applicable Pending Claim, shall be either (i) distributed in whole or in part to Acquiror as appropriate following resolution of the applicable Pending Claim in accordance with Section 5 or (ii) distributed in whole or in part to the holders of Common Shares and Options listed in Exhibit B as provided in this Section 7. In the event that (i) the Holder Representative or Acquiror delivers to the Escrow Agent a Final Order that determines or provides that the Purchaser Indemnitees are or are not, as the case may be, entitled to payment or reimbursement of some or all of the Damages requested in any Pending Claim or (ii) the Holder Representative and Acquiror deliver to the Escrow Agent joint written instructions signed by Acquiror and the Holder Representative indicating that the Purchaser Indemnitees are or are not, as the case may be, entitled to some or all of the Damages requested in any Pending Claim, the Escrow Agent will disburse the Reserved Property or portion thereof held in respect of the Damages subject to such Pending Claim to (A) the holders of the Common Shares and Options listed in Exhibit B at their respective mailing addresses pro rata in accordance with their Applicable Percentages as set forth in Exhibit B and as specified in written instructions of the Holder Representative and/or (B) Acquiror, in each case, as specified in such Final Order or joint written instructions. At such time as all Pending Claims have been finally resolved in accordance with this Agreement and there remains any Reserved Property, all remaining Reserved Property shall be delivered or paid to the holders of the Common Shares and Options at their respective mailing addresses listed in Exhibit B pro rata in accordance with their Applicable Percentages as set forth in Exhibit B and as specified in the written instructions of the Holder Representative. A Pending Claim shall be considered to be resolved at such time as (i) one of the parties has delivered to the Escrow Agent a Final Order determining the extent (if any) to which the Acquiror is entitled to indemnification under Section 13.2 of the Merger Agreement for the Damages pursuant to such Pending Claim or (ii) the Acquiror and the Holder Representative provide to the Escrow Agent joint written instructions signed by Acquiror and the Holder Representative advising the Escrow Agent that such Pending Claim has otherwise been resolved, which such joint written instruction indicates the extent (if any) to which the Acquiror is entitled to indemnification under Section 13.2 of the Merger Agreement for the Damages pursuant to such Pending Claim.

          (b) In the event a Final Order is delivered to the Escrow Agent pursuant to this Agreement, the Escrow Agent shall be entitled to receive from the claiming party, with a copy to the non-claiming party, a letter, on which the Escrow Agent may conclusively rely, to the effect that the order of the court is final and binding, unless the non-claiming party provides written notice to the Escrow Agent and the claiming party that the order of the Court is not final and binding within 15 days of receipt of the Final Order by the Escrow Agent and the non-claiming party. In the event there is a dispute between Acquiror and the Holder Representative as to whether an order from a court is a Final Order, the Escrow Agent shall have the right to interplead all interested parties in accordance with Section 11(a).

          (c) The Escrow Agent shall effect the delivery of Escrow Shares (if any) pursuant to this Section 7 by delivering the stock certificate representing the Escrow Shares then held by the Escrow Agent as Reserved Property to the Acquiror’s stock transfer agent in exchange for: (i) in the case where Escrow Shares held as Reserved Property are to be delivered to the holders of the Common Shares and Options, stock certificates for and in the name of the persons designated by the Holder Representative in writing representing the number of Escrow Shares as specified in the Final Order or joint written instructions signed by Acquiror and the Holder Representative delivered to the Escrow Agent; and (ii) in the case where Escrow Shares are to remain as Reserved Property, a stock certificate in the name of the Escrow Agent (or its nominee) representing the number of remaining Escrow Shares to be retained as Reserved Property as specified in the Final Order or joint written instructions signed by Acquiror and the Holder Representative delivered to the Escrow Agent.

          (d) Acquiror hereby agrees to cause its stock transfer agent to deliver as promptly as practicable stock certificates to the Escrow Agent and otherwise take such necessary actions to effect the exchange of stock certificates representing Escrow Shares or other securities as contemplated by this Agreement.

          8. Voting of Shares and Dividends.

          (a) If a meeting or written action of the Acquiror’s stockholders occurs while this Agreement is in effect and Escrow Shares are held as Escrow Property, the Acquiror shall promptly send to the Holder Representative and the Escrow Agent copies of any notices, proxies and proxy materials in connection with such meeting or written action when such materials are sent to the stockholders of the Acquiror, and the Escrow Agent shall vote the Escrow Shares in accordance with the written instructions of the Holder Representative.

          (b) All cash dividends and distributions made with respect to the Escrow Shares shall be distributed, promptly upon receipt, to the holders of Common Shares and Options listed in Exhibit B at their respective mailing addresses, pro rata in accordance with their Applicable Percentages as set forth on Exhibit B.

          9. Tax Matters. For tax purposes, all interest and other income earned on the Escrow Property (other than cash dividends and distributions received by the holders of Common Shares and Options pursuant to Section 8(b)) shall be reported as taxable income of the holders of Common Shares and Options pro rata in accordance with their Applicable Percentage as set forth on Exhibit B. Any cash dividends or distributions made in respect of Escrow Shares and received by the holders of Common Shares and Options pursuant to Section 8(b) shall be reported for tax purposes as taxable income of the applicable recipient. Acquiror shall file tax returns and the Escrow Agent shall file a Form 1099 INT consistent with such treatment. Payment of any interest and other income earned on the Escrow Property will, and the distribution of any other amounts under this escrow may, be subject to U.S. backup withholding tax unless a properly completed IRS Form W-8 or W-9 certification is submitted to the Escrow Agent by the person entitled to receive such payment. An IRS Form W-8 or W-9 certification shall be submitted for each holder of Common Shares and Options, as well as for each of Acquiror and the Holder Representative to the Escrow Agent on or before the date the Escrow Property is deposited into escrow.

          10. Security Procedures. In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement, as indicated in Section 2 herein) whether in writing, by telecopier or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on schedule 1 hereto (“Schedule 1”), and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule 1, the Escrow Agent is hereby authorized to seek confirmation of such instructions by telephone call-back to any one or more of the executive officers of the other parties hereto (“Executive Officers”), which shall include the titles of Partner, Managing

Director, Principal, President or Vice President, as the Escrow Agent may select. Such Executive Officer shall deliver to the Escrow Agent a fully executed Incumbency Certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such Executive Officer. The Escrow Agent and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by the Acquiror or the Holder Representative to identify (i) the beneficiary, (ii) the beneficiary’s bank or (iii) an intermediary bank. The Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank so designated. The parties to this Escrow Agreement acknowledge that these security procedures are commercially reasonable.

          11. Duties of the Escrow Agent.

               (a) Duties in General.

                    (1) The Escrow Agent undertakes to perform only such duties as are expressly set forth herein (and required by applicable law), which the parties agree are ministerial in nature. The Escrow Agent shall have no duty to inquire as to the provisions of any other agreement. The Escrow Agent may consult with counsel of its choice and shall be protected in any action taken or omitted in connection with the advice or opinion of such counsel.

                    (2) If the Escrow Agent becomes involved in litigation with respect to this Agreement for any reason, it is hereby authorized to deposit the Escrow Property with the clerk of such court in which such litigation is pending, or to interplead all interested parties in any court of competent jurisdiction and to deposit with the clerk of such court the Escrow Property. Upon the happening of either of the above, the Escrow Agent shall be fully relieved and discharged of any further duties hereunder.

                    (3) If the Escrow Agent should at any time be confronted with inconsistent instructions, claims or demands by the parties hereto, the Escrow Agent shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction. The Escrow Agent shall have the right to interplead such parties in any state or federal court located in the State of New York (or if such court does not have jurisdiction, any other court of competent jurisdiction), to deposit the Escrow Property with the clerk of such court, and to request that such court determine the respective rights of the parties with respect to this Agreement, and upon doing so, the Escrow Agent automatically shall be released from any obligations or liability as a consequence of any claims or demands hereunder.

               (b) Exculpation. Except for the Escrow Agent’s own willful misconduct, bad faith or gross negligence: (i) the Escrow Agent shall have no liability of any kind whatsoever for its performance of any duties imposed upon the Escrow Agent under this Agreement or for any of its acts or omissions hereunder; (ii) the Escrow Agent shall not be responsible for any of the acts or omissions of the other parties hereto; (iii) the Escrow Agent shall not be liable to any Person not a party hereto for damages, losses or expenses arising out of this Agreement; and (iv) the Escrow Agent may rely and/or act upon any written instrument, document or request believed by the Escrow Agent in good faith to be genuine and to be executed and delivered by the proper Person, and may assume in good faith the authenticity, validity and effectiveness thereof and shall not be obligated to make any investigation or determination as to the truth and accuracy of any information contained therein. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits).

               (c) No Additional Duties. The Escrow Agent shall have no duties except those that are expressly set forth herein, and it shall not be bound by any notice of a claim or demand hereunder, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing.

               (d) Miscellaneous. The Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder either directly or by or through its agents or attorneys. The Escrow Agent shall not be responsible for and shall not be under a duty to examine or pass upon the validity, binding effect, execution or sufficiency of this Agreement or of any agreement amendatory or supplemental hereto.

          12. Fees and Expenses of Escrow Agent. For the Escrow Agent’s services hereunder, Acquiror, on the one hand, and the Holder Representative, on the other hand, severally and not jointly, each agree to (i) pay to the Escrow Agent fifty percent (50%) of the fees of $3,500 per year (payable for the first year promptly following execution and delivery of this Agreement) and (ii) reimburse the Escrow Agent upon request for fifty percent (50%) of all reasonable expenses, disbursements and advances, including reasonable attorneys’ fees, incurred or made by it in connection with carrying out its duties hereunder (it being understood and agreed that all such fees, expenses, disbursements and advances payable by the Holder Representative shall be Holder Allocable Expenses).

          13. Indemnification of the Escrow Agent. In consideration of its acceptance of the appointment as Escrow Agent, Acquiror and the Holder Representative each agree to indemnify and hold the Escrow Agent harmless as to fifty percent (50%) of any loss, liability or expense incurred by the Escrow Agent without gross negligence, bad faith or willful misconduct by the Escrow Agent by reason of its having accepted the same or in carrying out any of the terms hereof. The foregoing indemnities shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement.

     14. Resignation of the Escrow Agent.The Escrow Agent, and any successor Escrow Agent, may resign at any time as Escrow Agent hereunder by giving at least fifteen (15) Business Days written notice to the other parties hereto. Upon such resignation and the appointment of a successor Escrow Agent, the resigning Escrow Agent shall be absolved from any duties as Escrow Agent hereunder. Upon their receipt of notice of resignation from the Escrow Agent, the Acquiror and the Holder Representative shall use their reasonable best efforts jointly to designate a successor Escrow Agent. If the Acquiror and the Holder Representative do not agree upon a successor Escrow Agent within fifteen (15) Business Days after the receipt by the parties of the Escrow Agent’s resignation notice, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or other appropriate relief and any such resulting appointment shall be binding upon all parties hereto. By mutual agreement, the Acquiror and the Holder Representative shall have the right at any time upon not less than seven (7) Business Days written notice to terminate the appointment of the Escrow Agent, or any successor Escrow Agent, as Escrow Agent hereunder. Notwithstanding anything to the contrary in the foregoing, the Escrow Agent, or any successor Escrow Agent, shall continue to act as Escrow Agent until a successor is appointed and qualified to act as Escrow Agent.

     15. Notices. All notices and other communications required or permitted pursuant to this Agreement shall be in writing and be deemed to have been duly given when delivered personally (which shall include delivery by Federal Express or other nationally recognized, reputable overnight courier service that issues a receipt or other confirmation of delivery) to the party for whom such communication is intended, or three (3) business after the date mailed by certified mail, return receipt requested, postage prepaid, as follows:

If to Acquiror:

Encore Medical Corporation
9800 Metric Boulevard
Austin, Texas 78758
Attention: Harry L. Zimmerman
Telecopy No. (512) 834-6310

with copies to:

Jackson Walker LLP
100 Congress Avenue, Suite 1100
Austin, Texas 78701
Attention: Lawrence A. Waks

Telecopy No. (512) 236-2002

and

If to the Holder Representative:

MPI Holdings, LLC
c/o The Carlyle Group
520 Madison Avenue
New York, New York 10022
Attention: W. Robert Dahl
Telecopy No.: (212) 381-4901

with copies to:

Latham & Watkins LLP
555 Eleventh Street, N.W.
Suite 1000
Washington, D.C. 20004-1304
Attention: Daniel T. Lennon
Telecopy No.: (202) 637-2201

and

If to the Escrow Agent:

JPMorgan Chase Bank
4 New York Plaza, 21st Floor
Attention: Joe Morales
Telecopy No.: 212-623-6168

     or to such other address as such party shall specify by written notice to the other parties hereto. Any notice sent to Escrow Agent shall also be sent to the other parties to this Agreement).

     16. Assignment; Successors and Assigns. No party to this Agreement shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall bind and inure to the benefit of the parties hereto and their respective, heirs, personal representatives, successors and permitted assigns.

     17. Entire Agreement. This Agreement, and with respect to the Acquiror and the Holder Representative, the Merger Agreement, embody the entire agreement and understanding of the parties concerning the Escrow Property, and, in the event of any inconsistency between this Agreement and the Merger Agreement, this Agreement shall control.

     18. Amendments. This Agreement may be amended only by a writing signed by each of the parties hereto.

     19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except the choice of law rules utilized in that state (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).

     20. Jurisdiction; Waiver of Jury Trial. The parties hereto irrevocably submit to the non-exclusive jurisdiction of (i) the New York State Courts and (ii) the United States Court for the Southern District of New York for the purposes of any action arising out of this Agreement or any of the transactions contemplated hereby. The parties hereto further agree that service of any process, summons, notice or document hand delivered or sent by U.S. registered mail to such party’s respective address set forth in Section 8 shall be effective service of process for any action in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any action arising out of this Agreement or the transactions contemplated hereby in (i) the New York State Courts or (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

     21. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts and delivered via facsimile transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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       IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

ENCORE MEDICAL CORPORATION
By:	/s/ Harry L. Zimmerman
	Name:	Harry L. Zimmerman
	Title:	Executive Vice President – General Counsel

MPI HOLDINGS, LLC
By:	/s/ W. Robert Dahl
	Name:	W. Robert Dahl
	Title:	Managing Director

JPMORGAN CHASE BANK, N.A., as Escrow Agent
By:	/s/ Debra DeMarco
	Name:	Debra DeMarco
	Title:	Vice President

Schedule 1

Telephone Number(s) for Call-Backs and Person(s) Designated to Confirm Funds Transfer Instructions

If to Acquiror:

	Name	Telephone Number
1.	Harry L. Zimmerman	512-834-6208
2.	William W. Burke	512-834-6346
3.	Paul Chapman	512-834-6338

If to Holder Representative:

	Name:	Telephone Number
1.	Walter S. Jin	212-381-4922
2.	W. Robert Dahl	212-381-4994
3.	Glenn A. Youngkin	44 (20) 7894 – 1583

Telephone call-backs should be made to each of Acquiror and Holder Representative if joint instructions are required pursuant to this Agreement.

EXHIBIT A

Merger Agreement

EXHIBIT B

Holders of
Common	Applicable
Shares and	Percentages				International
Options	(%)	Street	City	State, ZIP	Address
Stockholders

MPI Holdings, LLC	79.99%	c/o The Carlyle Group Attn: W. Robert Dahl 520 Madison Ave.	New York	NY, 10022

GE Capital Equity Investments, Inc.	7.27%	Attn: Steven J. Warner 500 West Monroe Street	Chicago	IL, 60661

Spangler, Patrick D.	2.70%	599 Cardigan Road	Shoreview	MN, 55126

Vierling, H. Philip	3.04%	599 Cardigan Road	Shoreview	MN, 55126

Optionees

Bjerke, Marlin C.	0.06%	18081 SD Highway 15	Clear Lake	SD, 57226

Boemers, Frank	0.13%				Kreuzgartenstrasse 1 79238 Ehrenkirche Germany

Burnham, William	0.13%	P.O. Box 282	Yardley	PA, 19067

Clapp, Robert	0.14%	2316 19th Avenue NE	Minneapolis	MN, 55418

Cox, Craig C.	0.13%	5722 Rosemount Way	Medina	OH, 44256

Cox, John C.	0.13%	1307 Fallsworth Terrace	Acworth	GA, 30101

Davis, Lawrence II	0.19%	5101 Newtown Road	Placerville	CA, 95667

Grider, James	0.13%	15200 Manitou Road	Prior Lake	MN, 55372

Gunderson, Priscilla A.	0.13%	6556 White Oak Road	Lino Lakes	MN, 55038

Holders of
Common	Applicable
Shares and	Percentages				International
Options	(%)	Street	City	State, ZIP	Address
Rudiger, Hausherr	0.64%				Goethestrasse 58, 79100 Freiburg Germany

Hughes, Thomas P.	0.19%	1816 Interlachen Alcove	Woodbury	MN, 55125

Hutto, Barbara C.	0.26%	1206 Benton Street	Anoka	MN, 55303

Kircher, Kyle C.	0.13%	1020-G Oswald Road	Yuba City	CA, 95993

Laptewicz, Joseph	3.09%	311 Neuse Road	Chocowinity	NC, 27817

LeFauve, Michael	0.06%	20126 Tailwind Lane	Cornelius	NC, 28031

Meidt, Gregory J.	0.13%	3065 Meadow Brook Court	Woodbury	MN, 55125

Pierson, Michelle Marie	0.13%	1101 Sibley Memorial Highway	Lilydale	MN, 55118

Schoenhals, Jeff A.	0.13%	2712 Pine Valley	Edmond	OK, 73003

Schulze, Gerald	0.08%	9 North Point Trail	Beaufort	SC, 29907

Sellers, Kenneth R.	0.13%	113 Walter Hagen Drive	Mebane	NC, 27302

Stem, Birt Clinton	0.06%	2970 East Timberchase Trail	Highlands Ranch	CO, 80126

Strand, Joan Elizabeth	0.32%	5345 Hodgson Road	Shoreview	MN, 55126

Tarnowski, Patrick J.	0.06%	4740 Bassett Creek	Golden Valley	MN, 55422

Waller, Thomas Scott	0.13%	14412 Cecil Drive	Little Rock	AR, 72223

Wass, Loren W.	0.06%	34 Hog Hill Road	Pepperell	MA, 01463

White, Keith A.	0.19%	6281 Hilton Court North	Pine Springs	MN, 55115

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